UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended: June 30, 2022

MED-X, INC.
(Exact name of registrant as specified in its charter)

Nevada	46-5473113
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

8236 Remmet Avenue

Canoga Park, California 91304

(818) 349-2870

(Full mailing address of principal executive offices)

(818) 349-2870

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Semi-Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed elsewhere in this Semi-Annual Report.

Med-X, Inc. (“Med-X”, “we”, “us”, “our”, or the “Company”) was incorporated in Nevada in February 2014 in order to originally engage in the following businesses: (a) publishing content about the cannabis industry for industry participants and the general public through our online publication, The Marijuana Times, which has been publishing articles since 2015, (b) growing and selling cannabis on a wholesale basis, initially for the California medical cannabis market, which business the Company may engage in if the federal government declares it legal to do so, (c) supplying related agricultural products to growers of agricultural products, which the Company is already engaged in by supplying its Nature-Cide pest control products to growers of agricultural products, which may include cannabis and hemp cultivators through the Company’s distribution venues, and (d) developing and selling commercial medicinal supplements based on beneficial compounds extracted from cannabis if the federal government declares it legal to do so. Because the federal government has not descheduled marijuana and the U.S. Food and Drug Administration (“FDA”) has not clarified its position with respect to non-tetrahydrocannabinol Cannabidiol (“CBD”) products, the Company has not moved forward with engaging in the originally contemplated businesses relating to cannabis and CBD products.

On April 16, 2018, we completed a merger with Pacific Shore Holdings, Inc. (“PSH” or “Pacific Shore”), our 99% owned subsidiary (the “Merger”). We plan to continue our efforts to acquire other companies that have similar business models to ours - developing natural products, as well as offering pest control services nationally. Our management believes it can create strong value for shareholders by acquiring companies that have growing revenue and assets in an attempt to bolster our revenue and assets. We have no current binding agreements to acquire any other entity.

We are currently primarily engaged in the business of supplying environmentally friendly health and wellness products to various industries, including but not limited to the professional pest control industry, over the counter pharmacies through distribution partnerships, as well as directly to consumers.

We strive to be perceived as a health and wellness company offering a series of all-natural and environmentally friendly “green” products and service protocols to other companies and consumers who are also looking to reduce exposure to chemicals and toxins in their personal lives and communities. Our primary source of revenue is derived from products offered through the following four separate divisions and trade names: Nature-Cide®, Thermal-Aid®, Malibu Brands, and advertising.

Nature-Cide products are all-natural essential oil blends to be used for indoor and outdoor pesticide, insecticide and/or as a repellent. Nature-Cide® products are currently being deployed within multiple industries, including professional commercial and residential pest control, turf care, janitorial, hospitality, transportation, vector control, as well as school districts and agriculture, including the cannabis and hemp industries. Our Nature-Cide® division products have one licensed patent, which is a composition of matter and method patent, and some of these products are made according to our own unique formulations.

Second, our Thermal-Aid® division offers a line of all-natural products which are based on a clinically proven and patented therapeutic heating/cooling modality specifically designed for the medical field to reduce swelling, for therapy and to relieve various pain issues affecting adults, children and animals.  The Thermal-Aid® product lines consist of our basic heating and cooling packs, the Thermal-Aid Zoo® and the Thermal-Aid Headache Relief System®. We have three licensed utility patents for our Thermal-Aid® products.

Our third product division is Malibu Brands which has developed an all-natural topical homeopathic cream product designed to treat aches and pains and stimulate overall personal health and well-being. This all-natural essential oil pain management cream is based upon the patented formulation in the Thermal-Aid Headache Relief System®.

2

Nature-Cide® and Thermal-Aid® products are currently available via third-party wholesale distribution outlets positioned around the United States.  We also make the Nature-Cide®, Thermal-Aid® and Malibu-Brands products available directly to consumers through various online marketplaces including Amazon.com, Walmart.com, Kroger.com and our own websites, www.medx-rx.com, www.nature-cide.com. www.thermal-aid.com, and www.malibu-brands.com.

We are currently conducting extensive research, development and testing of a newly formulated solution derived from our Nature-Cide All Purpose Commercial Concentrate product. Our anti-mosquito solution formulation has been in field and laboratory testing since late 2020 and is currently undergoing efficacy and toxicity tests to qualify for state environmental protection agency registration for the domestic markets, as well international registration for export. This process is lengthy and could take until early 2023 to prepare what is needed to begin the regulatory approval process.

We also operate the MJT Network® through the Company’s online media platform, www.marijuanatimes.org, which publishes media content regarding cannabis and hemp industries to generate revenue from advertisers and traffic optimizing venues. This platform has been publishing cannabis industry news and information since its launch in July 2015. The content is designed to cover a wide variety of topics relating to the cannabis and hemp industries on an ongoing basis, including news and current events, as well as the business, financial, legislative, legal, cultural, medical, scientific and technological aspects of the industry on a national and international scale. Stories, columns, advice and analysis come from a combination of regular consultants, contributors, freelance and staff writers, Company personnel and public news sources. The Company may eventually add online ecommerce to its website, offering branded industry products for sale from third party suppliers and from its own product lines, subject in all cases to compliance with applicable federal and state law. The network includes smart phone and tablet applications, and its original content is distributed across several digital platforms including web, Native iOS, Vimeo Video, YouTube, Apple Podcast Audio and Apple News.

Our primary sources of total revenue are currently revenue from Nature-Cide and Thermal-Aid with limited revenue from our Malibu Brands products and The Marijuana Times advertising dollars generated from content published on our media outlet, www.marijuanatimes.org, as well as through the sale of industry related merchandise.  Currently the Company’s significant revenue is generated through sales of Nature-Cide and Thermal-Aid. While Malibu Brands has been growing steadily since its launch in the second half of 2021, sales generated by Malibu Brands and from our burgeoning advertising platform, The MJT Network, are currently immaterial to our operational results. During 2021, Nature-Cide accounted for approximately 58% of our revenue, Thermal-Aid accounted for approximately 41% of our revenue and Malibu Brands and The MJT Network combined accounted for the remaining 2%. Nature-Cide generates its revenue mostly through direct sales to distributors, both domestically and internationally, while Thermal-Aid generates revenue through distribution channels including increased sales via ecommerce channels including resellers such as Amazon.

Revenues are earned from selling products to customers and distributors using  (i) the Amazon eCommerce portal as well as other online portals; (ii) our owned and operated eCommerce website; (iii) third party distributors; and, (iv) on occasion, direct to end user. Our earnings process is considered complete upon receipt of payment from the customer when the customer is the end user (sales generated on our eCommerce website, eCommerce reseller portals or direct to end user), and upon issuance of an invoice to our distribution partners, provided shipment and/or delivery of the purchased products has been made to the customer, with respect to sales processed online; or shipment of the product for sales made to distributors or direct to end user consumers. Revenue from our MJT Network and Malibu brands operations are immaterial to our earnings process and are recorded once the transaction is considered complete.

Management also believes that substantial revenue can be earned from the online sale of Nature-Cide® and other products and services to individual growers including medicinal use patients who are engaged in legal Cannabis cultivation as well as the Cannabis agricultural business, including indoor greenhouse operations. We may also earn revenue from providing consulting services to other Cannabis industry participants.

Our operational expenditures are primarily related to development of The Marijuana Times platform, marketing costs associated with getting users to join our network and engage with other users, and the costs related to being a fully reporting company with the SEC. Since its inception in 2015, The Marijuana Times has built a growing network of users. This growth has been aided by the growing use of mobile applications and the popularity of the Cannabis legalization movement among young adults.

3

Results of Operations

For the Six Months Ended June 30, 2022, and June 30, 2021

Revenue. Revenue for the six months ended June 30, 2022, was $881,195 compared to $492,238 for the six months ended June 30, 2021. The increase in revenue of $388,957 is mainly attributable to an increase in sales of our Nature-Cide, Thermal-Aid and Malibu Brands product lines. The Nature-Cide product line grew significantly due to increased marketing efforts and continued acceptance of the product by our distributors. The Thermal-Aid product line grew due to a significant increase in its e-commerce sales activity through the Amazon seller portal. Malibu Brands revenue increased as the product was being offered online commencing at the close of the quarter ending September 30, 2021. Our primary revenue sources continue to be our Nature-Cide, 54.5% and Thermal-Aid product lines, 33.4% with contributions from our Malibu Brands, 12.0% sales and advertising revenue through The MJT Network, .1%.

As of June 30, 2022, the Company’s trade accounts receivable was $145,909 from 95 customers. For the six months ended June 30, 2022 the Company received 43.8% of its revenue from two customers; specifically, 18.1% from Veseris/Univar (“VES/UNI”) and 25.7% from Target Specialty Products (“TSP”).

As of June 30, 2021, the Company’s trade accounts receivable was $191,414 from 86 customers. For the six months ended June 30, 2021 the Company received 63.4% of its revenue from three customers; specifically, 12.7% from RGH, 19.7% from TSP and 31.0% from VES/UNI.

Operating Expenses

Operating expenses for the six months ended June 30, 2022 were $4,661,270 compared to $2,221,396 for the six months ended June 30, 2021. The increase in operating expenses is attributable mainly to a significant increase in selling and marketing expenses and an increase in professional fees, personnel related expenses increasing as salary returned to pre-COVID levels, an increase in stock-based compensation and an increase in general and administrative related expenses.

Other Income/(Expense). Other income for the six months ended June 30, 2022 comprised of interest expense of $0 as compared to income of $322,565 for the six months ended June 30, 2021, which was comprised of a gain on sale of an asset for $14,605, forgiveness of the Paycheck Protection Program loan (the “PPP Loan”) of $295,000, forgiveness of the Economic Injury Disaster Loan advance (the “EIDL Advance”) of $10,000 and interest income of $2,960.

Net Loss. Net loss for the six months ended June 30, 2022 was $4,418,782 compared to $1,750,637 for the six months ended June 30, 2021. This increase in net loss is due to an increase in operating expenses which is attributable mainly to a significant increase in selling and marketing expenses and an increase in professional fees, personnel related expenses increasing as salary returned to pre-COVID levels, an increase in stock-based compensation and an increase in general and administrative related expenses. We cannot assure when or if revenue will exceed operating costs.

Liquidity and Capital Resources

We had cash and equivalents of $473,375 at June 30, 2022 and $1,367,366 at December 31, 2021, the decrease of which is primarily from lower proceeds of the Company’s capital raised by the Company’s second Regulation A+ Offering of common stock which commenced in August 2019 which was paused at the end of April 2022 and the Company’s private placement of common stock pursuant to Rule 506(c) of the Securities Act.

During the six months ended June 30, 2022, we used $2,820,442 of cash for operating activities. A substantial portion of the funds was used to pay for increased selling and marketing expenses, general and administrative costs, and professional fees. During the year ended December 31, 2021, we used $4,414,011 of cash for operating activities. A large portion of the funds was used to pay general and administrative costs, professional fees and support of significant sales and marketing activities.

4

Cash provided by financing activities during the six months ended June 30, 2022 was $1,975,161. Of this amount, $1,886,864 was related to the issuance of shares of common stock, an increase of principal on debt of $91,978, and the purchase of shares sold by an executive officer was $3,681. Cash provided by financing activities during the six months ended June 30, 2021 was $2,229,910. Of this amount, $2,202,826 was related to the issuance of shares of common stock, repayment of principal on debt was $38,334, and the purchase of shares sold by an executive officer was $11,250. Since our inception, our capital needs have primarily been funded from net proceeds from private placements.

We will have additional capital requirements during the remainder of 2022 and 2023. We do not expect to be able to satisfy our cash requirements through sales of the Nature-Cide and Thermal-Aid product lines as well as digital media advertising, and therefore we will attempt to raise additional capital through the sale of our common stock, including through this offering. We believe that the proceeds of this offering may be sufficient to fund our operations for at least the next 18 months.

On November 27, 2012, PSH entered into a Loan and Security Agreement (the “Loan Agreement”) and a promissory note (the “Note”) with Crestmark Bank (“Crestmark”) for a $1,500,000 bank loan (the “Loan”). The Note has an annual interest of 2% in excess of the prime reported by the Wall Street Journal, provided at any given time the interest rate shall not be less than 5.25% per annum. Pursuant to the Loan Agreement, PSH granted Crestmark a security interest in all of its assets, including goods, inventory, equipment, and deposit accounts.  In connection with the Loan Agreement, an irrevocable personal guaranty (the “Guaranty”) was provided by Matthew Mills (the “Guarantor”) for the performance of the obligations under the Loan Agreement by PSH including the payment of the Loan and any accrued interest therein. Pursuant to the Guaranty and the Loan Agreement, on November 27, 2012 PSH entered into a security agreement with Crestmark (the “Security Agreement”), providing Crestmark with a continuing security interest over Guarantor’s personal property including, (a) accounts; (b) goods; (c) inventory; (d) equipment; (e) chattel paper; (f) instruments, including promissory notes; (g) investment property; (h) documents; (i) deposit accounts; (j) commercial tort claims specifically identified by Crestmark; (k) money (I) letter of credit rights; (m) general intangibles; (n) supporting obligations; and (o) to the extent not listed above as original collateral, all proceeds and products of the foregoing. As of June 30, 2022, the Company had an outstanding balance of $111,983 under the Loan.

Without additional proceeds from private placements and financing expected from a pending offering on Form S-1 which has not yet received notice of effect from the SEC, we cannot assure you that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management’s judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout management’s Discussion and Analysis or Plan of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

5

Revenue Recognition

The Company accounts for revenue in accordance with Accounting Standards Updated ("ASU") ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"). The Company recognizes revenue in accordance with ASC 606, the core principle of which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services. To achieve this core principle, five basic criteria must be met before revenue can be recognized: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as the Company satisfies a performance obligation.

In each of the six months ended June 30, 2022 and 2021, the Company generated revenues from selling its products to customers using the Amazon resale portal; its owned and operated eCommerce website; third party distributors; and, on occasion, direct to end user. The Company considers its performance obligations satisfied upon receipt of payment from the customer, and shipment or delivery of the purchased products to the customer, with respect to sales processed online, or upon issue of an invoice and shipment of the product for sales made to distributors or direct to end user.  Returns of products from customer purchases using the Amazon resale portal are refunded by Amazon to the customer and products are returned to the Company’s warehouse inventory with no restocking fees incurred by the customer. The Company evaluates returns from customers purchasing product using its eCommerce site on a case by case basis and generally will issue replacement product in the limited cases of product returns.  Returns by distributors or direct to end user customers are also reviewed on a case by case basis for product replacement if the Company determines it is warranted.  The Company has no policy requiring cash refunds.  Revenue also includes immaterial advertising sales from our online media platform.

Stock Based Compensation Expense

We account for stock-based compensation in accordance with ASC 718, Compensation – Stock Compensation. Under the fair value recognition provision of this guidance, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period and reduced for actual forfeitures in the period they occur. Stock-based compensation is included in general and administrative expenses in our consolidated statements of operations. Stock based compensation for the six months ended June 30, 2022 consists of non-cash compensation of $3,909 relative to the amortization of certain stock options and $1,877,334 with respect to compensation issued for consulting services. Stock based compensation for the six months ended June 30, 2021 consists of $555,625 with respect to compensation issued for consulting services.

We have calculated the fair value of common stock using the income approach. Under the income approach, we have relied upon DCF using exit multiple method. Under DCF, we have calculated the present value of all expected future cash flows in the discrete projected period and exit multiple based terminal value. Med-X is an innovative growth stage product company having significant focus towards the revenue growth rather than the bottom-line growth by the end of the discrete period, and therefore is still far from a sustainable growth phase, therefore we have relied upon the exit multiple analysis based on guideline public comparable for the terminal period. Further, considering that the Company is still at a very early stage and does not have substantial revenues, we have not relied upon a market approach.

Further, the Company has issued 10,000 shares of its Series A Preferred Stock with super-voting rights and are non-convertible. Thus, we have employed the option pricing method to allocate the equity value among common units and the option units. The common unit thus arrived has been adjusted for the DLOM to arrive at concluded value per common unit, which will be further utilized as an input in the valuation of stock options.

As per AICPA guidance regarding cheap stock, we should consider a recent precedential transaction involving the company’s securities only if it is an orderly transaction on arms-length basis. We considered recent Regulation A transactions, noting that the price was fixed arbitrarily and without any negotiations or any institutional investors participation into the Regulation A transactions.  Moreover, based on our independent valuation analysis, the implied equity value from Regulation A pricing was not aligned within the acceptable range of our fair value analyses. As a result, we have not relied upon Regulation A transactions as it lacks qualitative and quantitative support for pricing as well as it lacks participation from professional investors.

6

Item 2. Other Information

In December 2019, a strain of Coronavirus known as COVID-19 was reported in China, and in January 2020, the World Health Organization declared it a Public Health Emergency of International Concern. This contagious disease outbreak, which has continued to spread to other countries, and related adverse public health developments, has adversely affect the Company and its customers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. The restrictions required us to furlough all but two employees. Our operations were deemed Essential, so these two employees handled our product fulfillment. Also, the Company’s Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Marketing Officer and Executive Vice President supported business efforts remotely without drawing a salary for one month. After one month, the executive management team agreed as a group to take a significant salary reduction (approximately 48%). Our supply chain that supports our main product lines were impacted as well by COVID-19 which resulted in significant delays in delivery of materials for our product production causing delays in delivery to our customers. Our ability to raise capital was negatively impacted as potential investors, who were affected by COVID-19 themselves, became hesitant to invest or were not in a position to invest due to the state of the country’s economy. This resulted in the Company needing to delay payments to vendors which impacted our credit with some of our vendors.  Continued outbreaks of COVID-19 may further have a negative impact on our operations.

In March 2021, we entered into an engagement agreement with the Dalmore Group, LLC (“Dalmore”). Pursuant to the agreement, Dalmore is to provide certain services in connection with our Regulation A+ offerings. The Regulation A+ offering was paused on April 22, 2022, and will terminate immediately before effective time of a Form S-1 Registration Statement (the “Registration Statement”), which has been filed with the SEC. Also pursuant to the agreement, we paid Dalmore a fee equal to 100 basis points on the aggregate amount raised by the Company in the Regulation A+ offering and 7% commission on investors that were specifically introduced by Dalmore to the Company. We also paid Dalmore a one-time consulting fee of $20,000 and $5,000 for out-of-pocket expenses. To date we have paid Dalmore no commissions.  The Selling Agent and participating broker-dealers, if any, and others will be indemnified by the Company with respect to the offering and the disclosures made by the Company in its Form 1-A and related Offering Circular.

We have filed a Form S-1 Registration Statement (the “Offering”) with the Securities and Exchange Commission (“SEC”) with respect to a firm commitment for an initial public offering of 1,686,747 shares of our common stock, par value $0.001 per share, based on an assumed initial public offering price of $4.15 per share. No public market currently exists for our common stock. We expect the public offering price to be between $4.00 and $4.30 per share. The offer of shares is being conducted through EF Hutton, division of Benchmark Investments, LLC, who is acting as the representative (the “Representative”) of the underwriters for the Offering.

The underwriters are committed to purchase all the shares offered by the Company, other than certain securities covered by an over-allotment option. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the Underwriting Agreement. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act relating to losses or claims resulting from material misstatements in or omissions.   The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.   We have been advised by the Representative that the underwriters intend to make a market in our securities, but that they are not obligated to do so and may discontinue making a market at any time without notice.

We have applied to list our common stock on Nasdaq under the symbols “MXRX” and “MXRXW”, respectively.  We believe that upon completion of the aforementioned Offering we will meet the standards for listing on Nasdaq, however, we cannot guarantee that we will be successful in listing our common stock and warrants on Nasdaq. We will not consummate the Offering unless our shares will be concurrently listed on Nasdaq.

7

On May 31, 2022, the Board approved a 1-for-8 reverse stock split of our outstanding common stock.  The Company will implement the reverse stock split immediately following the effective time of the Registration Statement, but prior to the listing of our common stock on Nasdaq and the closing of the contemplated offering. The ratio of the reverse split was arrived at in order to achieve a valuation that the Company and the underwriter believed would be acceptable to potential investors. We intend to effect such reverse stock split in connection with the consummation of this offering and our intended listing of our common stock on Nasdaq, however we cannot guarantee that such reverse stock split will occur within the range stated above, that such reverse stock split will be necessary or will occur in connection with the listing of our common stock on Nasdaq, or that Nasdaq will approve our initial listing application for our common stock upon such reverse stock split.

The reverse stock split will not impact the number of authorized shares of common stock which will remain at 300,000,000 shares and has not yet been implemented.

On August 6, 2022 the Company entered into a Line of Credit Agreement with two of its Executive Officers. The line of credit provides for advances as needed up to a maximum of $500,000 for working capital. The amount outstanding on the Line of Credit shall be due and payable on the earlier to occur of (a) Event of Default or (b) the effective date the Company lists on a public stock exchange or one year from the Execution Date as determined by the Borrower. As of the date of this report, the Company has drawn $200,000 against the Line of Credit.

On August 19, 2022 the Company sold 500,000 shares of common stock at $0.60 per share under its Regulation D 506(c) Private Placement for total proceeds of $300,000.

Item 3. Financial Statements

The Financial Statements provided for the six months ended June 30, 2022 and 2021 incorporated in this Form 1-SA were prepared by Management. The Form 1-SA was not reviewed by our independent certified public accounting firm, Prager Metis CPAs, LLP.

8

MED-X, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	June 30, 2022	December 31, 2021
ASSETS
Current Assets
Cash and equivalents	$473,375	$1,367,366
Trade receivables	145,909	28,616
Inventory	1,077,588	1,020,186
Prepaid expenses and other current assets	496,204	270,037
Total Current Assets	2,193,076	2,686,205

Property and Equipment, Net	56,396	23,784
Right of use asset, net	935,944	1,064,042
Trademark, net	8,732	8,732
TOTAL ASSETS	$3,194,148	$3,782,763

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$537,386	$457,080
Debt, current portion	118,516	23,564
Lease liability, current portion	251,708	225,763
Total Current Liabilities	907,610	706.407

Lease liability, net of current portion	786,884	919,372
Debt, net of current portion	-	2,974
Total Liabilities	1,694,494	1,628,753

Commitments and contingencies (Note 15)

Stockholders' Equity
Preferred stock: 10,000,000 authorized, $0.001 par value; Series A Preferred stock: 10,000 shares authorized, issued and outstanding,	-	-
Common stock: $0.001 par value; 300,000,000 shares authorized. 143,274,509 and 137,224,433 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	143,274	137,224
Additional paid in capital	22,840,508	19,082,132
Accumulated deficit	(21,484,128)	(17,065,346)
Total Stockholders' Equity	1,499,654	2,154,010

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,194,148	$3,816,184

9

MED-X, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Sales	$486,995	308,704	$881,195	$492,238
Cost of Goods Sold	350,060	197,446	638,707	344,044
Gross Profit	136,935	111,258	242,488	148,194

Operating Expenses

Selling & Marketing	358,786	139,340	902,868	307,778
Personnel & Professional Services	2,406,921	906,220	3,024,079	1,475,096
General and Administrative	368,813	236,100	734,323	438,522
Total Operating Expenses	3,134,520	1,281,660	4,661,270	2,221,396

(Loss) from Operations	(2,997,585)	(1,170,402)	(4,418,782)	(2,073,202)

Other Income/(Expense)
PPP loan forgiveness	-	305,000	-	305,000
Gain on sale of assets	-	-	-	14,605
Interest income (expense)	-	3,170	-	2,960
Total Other Income (Expense)	-	308,170	-	322,565

(Loss) Before Income Taxes	(2,997,585)	(862,232)	(4,418,782)	(1,750,637)

Net (Loss)	$(2,997,585)	$(862,232)	$(4,418,782)	$(1,750,637)

Net (Loss) per Share - basic and diluted	$(0.02)	$(0.01)	$(0.03)	$(0.01)

Weighted Average Shares Outstanding – basic and diluted	141,218,450	125,728,053	139,809,362	123,508,604

10

MED-X, INC.
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common	Common	Additional Paid	Accumulated	Total
	Shares	Stock	in Capital	(Deficit)	Equity

Balance at December 31, 2021	137,224,433	$137,224	$19,082,132	$(17,065,346)	$2,154,010
Shares issued for cash (net of offering costs $337,403)	2,198,879	2,199	1,036,167	-	1,038,366
Shares repurchased	(24,541)	(24)	(3,657)	-	(3,681)
Resale of purchased shares	24,541	24	19,609		19,633
Stock Option Non-Cash Compensation	-	-	1,955	-	1,955
Net Loss				(1,421,197)	(1,421,197)
Balance at March 31, 2022	139,423,312	139,423	20,136,206	(18,486,543)	1,789,086
Stock based compensation, consulting services	2,346,667	2,347	1,874,987		1,877,334
Shares issued for cash (net of offering costs $259,932)	1,504,530	1,504	827,361		828,865
Shares repurchased	(80,956)	(81)	(64,684)		(64,765)
Resale of purchased shares	80,956	81	64,684		64,765
Stock Option Non-Cash Compensation			1,955		1,955
Net Loss				(2,997,585)	(2,997,585)
Balance at June 30, 2022	143,274,509	$143,274	$22,840,508	$(21,484,128)	$1,499,654

	Common	Common	Additional Paid	Accumulated	Total
	Shares	Stock	in Capital	(Deficit)	Equity

Balance at December 31, 2020	120,280,140	$120,280	$12,970,845	$(12,157,914)	$933,211
Shares issued for cash (net of offering costs $300,898)	1,326,205	1,326	627,640	-	628,966
Stock based compensation, consulting services	780,167	780	116,245		117,025
Shares repurchased	(58,322)	(58)	(8,690)	-	(8,748)
Resale of purchased shares	58,322	58	46,599		46,657
Net Loss				(888,405)	(888,405)
Balance at March 31, 2021	122,386,512	122,386	13,752,639	(13,046,319)	828,706
Shares issued for cash (net of offering costs $429,992)	3,175,817	3,176	1,510,684		1,513,860
Stock based compensation, consulting services	2,924,003	2,924	435,676		438,600
Shares repurchased	(16,680)	(17)	(2,485)		(2,502)
Resale of purchased shares	16,680	17	13,326		13,343
Net Loss				(862,232)	(862,232)
Balance at June 30, 2021	128,486,332	$128,486	$15,709,840	$(13,908,551)	$1,929,775

11

MED-X, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021

Cash flows (used in) operating activities:
Net (loss)	$(4,418,782)	$(1,750,637)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:
Stock issued for consulting services	1,877,334	555,625
Stock option expense	3,909	-
Depreciation and amortization	16,098	29,129
Non cash operating lease	21,555	35,537
PPP forgiveness	-	(305,000)
(Gain) on disposal of property and equipment	-	(14,605)
Changes in operating assets and liabilities:
Trade receivables	(117,293)	(40,485)
Prepaid expenses and other current assets	(226,167)	(135,495)
Inventory	(57,402)	(121,118)
Accounts payable and accrued liabilities	80,306	(86,736)
Net cash (used in) operating activities	(2,820,442)	(1,833,785)

Cash flows from investing activities:
Proceeds from sale of property and equipment	-	36,000
Cash payments for the purchase of property	(48,710)	-
Net cash (used in) investing activities	(48,710)	36,000

Cash flows from financing activities:
Common stock issued for cash net of offering costs	1,886,864	2,202,826
Payments for repurchased shares	(3,681)	(11,250)
Principal payments on debt	(5,363)	(9,844)
Borrowing (repayment) of promissory note	97,341	48,178
Net cash provided by financing activities	1,975,161	2,229,910

Net (decrease) increase in cash and equivalents	(893,991)	432,125
Cash and equivalents at beginning of year	1,367,366	752,823
Cash and equivalents at end of year	$473,375	$1,184,949

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$1,129	$438
Income Tax	$-	$-

12

Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
1.1	Form of Underwriting Agreement between Med-X, Inc. and EF Hutton, a division of Benchmark Investments, LLC*
2.1	Articles of Incorporation *
2.2	Bylaws *
3.3	Certificate of Designation of Series A Preferred Stock*
4.1	Subscription Documents*
6.1	License Agreement, dated September 1, 2014, by and between Med-X, Inc., as the Licensee, and Pacific Shore Holdings, Inc. as the Licensor. *
6.2	Posting Agreement, dated November 12, 2015, by and between Med-X, Inc. and StartEngine Crowdfunding, Inc., with Warrant attached. *
6.3	Broker-Dealer Services Agreement with FundAmerica Securities, LLC*
6.4	Development, Marketing and Consulting Agreement with M6, dated June 20, 2016*
6.5	Agreement with Monarch Bay Securities, LLC*
6.7	Broker-Dealer Agreement executed March 3, 2021, between Med-X, Inc., and Dalmore Group, LLC
6.8	Share Purchase Agreement by and among Med-X, Inc., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited
6.9	Warrant to purchase shares of Med-X, Inc. Common Shares
6.10	Registration Rights Agreement between MED-X, Inc., GEM GLOBAL YIELD LLC SCS, and GEM Yield Bahamas Limited*
6.11	Line of Credit Agreement between Matthew Mills, Jennifer Mills, and Med-X, Inc., dated August 6, 2022*.
6.12	Agreement of Merger and Plan of Reorganization by and among Med-X Acquisition Corp. and Pacific Shore Holdings, Inc. and Matthew Mills*
6.13	Lease between S&R Properties, Corp. and Pacific Shore Holdings, Inc. dated August 1, 2015*
6.14	Amendment to Lease with S&R Properties dated July 21, 2020**
6.15	Loan and Security Agreement between Crestmark Bank and Pacific Shore Holdings, Inc. dated November 27, 2012*
6.16	Security Agreement Crestmark Bank and Pacific Shore Holdings, Inc.*
6.17	Promissory Note issued to Crestmark Bank dated November 27, 2021*
6.18	License Agreement between Matthew Mills and Pacific Shore Holdings, Inc. dated July 1, 2012*
6.19	Med-X, Inc. 2016 Stock Incentive Plan++*
6.20	Licensing Agreement between Dr. Morton I. Hyson, M.D., PC. D.b.a. Hyson Medical Products and Pacific Shore Holdings, Inc. dated June 22, 2012*
6.21	License Agreement between Matthew Mills and Pacific Shore Holdings, Inc. dated January 15, 2010*
8.1	Escrow Services Agreement with FundAmerica Securities, LLC*

_____________

*  Previously filed

++ Indicates a management contract or compensatory plan.

13

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Med-X, Inc.

By:	/s/ Matthew Mills
Matthew Mills
Chairman and President

Date: September 27, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: September 27, 2022	By:	/s/ Ronald J Tchorzewski
Ronald J Tchorzewski
Chief Financial Officer

14